CyOptics, Inc.
9999 Hamilton Blvd.
Breinigsville, PA 18031

May 23, 2012

BY EDGAR AND FACSIMILE

Securities and Exchange Commission

Attn: Mr. Russell Mancuso

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Re:	CyOptics, Inc. Request to Withdraw
Registration Statement on Form S-1
File No. 333-176262

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), CyOptics, Inc. (the “Company”) hereby requests the withdrawal, effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement (the “Registration Statement”), including all exhibits filed therewith and any amendments thereto. The Registration Statement was originally filed on August 12, 2011 and was amended on September 30, 2011 and November 4, 2011.

The Company has determined not to pursue the sale of the securities covered by the Registration Statement at this time. The Company confirms that the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions, or require any additional information, please do not hesitate to contact Caine Moss of Goodwin Procter LLP, counsel to the Company, at (650) 752-3318.

Very truly yours,

/s/ Warren D. Barratt
Name: Warren D. Barratt
Title: Chief Financial Officer and Secretary

cc: Caine Moss, Goodwin Procter LLP